Filed by Portman Ridge Finance Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Harvest Capital Credit Corporation Commission File No. 814-00985 Harvest Capital Credit Corp. to Merge Into Portman Ridge Investor Presentation December 24, 2020Filed by Portman Ridge Finance Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Harvest Capital Credit Corporation Commission File No. 814-00985 Harvest Capital Credit Corp. to Merge Into Portman Ridge Investor Presentation December 24, 2020

Important Information Forward-Looking Statements This Presentation may contain forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of the transaction between Harvest Capital Credit Corporation (“HCAP”) and Portman Ridge Finance Corporation (“Portman Ridge” or “PTMN”). The use of words such as anticipates, believes, intends, plans, expects, projects, estimates, will, should, may and similar expressions to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction, (iii) the expected elimination of certain expenses and costs due to the transaction, (iv) the percentage of HCAP stockholders voting in favor of the transaction, (v) the possibility that competing offers or acquisition proposals for HCAP will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting the respective management’s attention from HCAP’s and PTMN’s ongoing business operations, (viii) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense and liability, (ix) the future operating results of our portfolio companies or the combined company, (x) regulatory factors, (xi) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which we invest, and (xii) other changes in the conditions of the industries in which we invest and other factors enumerated in our filings with the SEC. You should not place undue reliance on such forward-looking statements, which speak only as of the date of this Presentation. PTMN and HCAP undertake no obligation to update any forward-looking statements made herein, unless required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Presentation. You should read this communication and the documents referenced in this communication completely and with the understanding that actual future results may be materially different from expectations. PTMN and HCAP qualify all forward-looking statements by these cautionary statements. Additional Information and Where to Find It In connection with the proposed transaction, HCAP plans to file with the SEC and mail to HCAP’s stockholders a proxy statement/prospectus on Schedule 14A (the “Proxy Statement/Prospectus”), and PTMN plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”, which will include the Proxy Statement/Prospectus therein). The Proxy Statement/Prospectus and the Registration Statement will each contain important information about HCAP, PTMN, the proposed transaction and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. STOCKHOLDERS OF HCAP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HCAP, PTMN, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by HCAP, from HCAP’ website at http://www.harvestcapitalcredit.com and for document files by PTMN, from PTMN’s website at www.portmanridge.com. Participants in the Solicitation HCAP, its directors, certain of its executive officers and certain employees and officers of Harvest Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of HCAP is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2020. PTMN, its directors, certain of its executive officers and certain employees and officers of Sierra Crest Investment Management LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PTMN is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HCAP stockholders in connection with the proposed transaction will be contained in the Proxy Statement/Prospectus when such document becomes available. This document may be obtained free of charge from the sources indicated above. No Offer or Solicitation This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in PTMN, HCAP or in any fund or other investment vehicle. Other Important Information All information and statements are stated as of [December 23], 2020 unless, in each case, otherwise indicated. Under no circumstances should a recipient of this Presentation assume that such information has been compiled as of any time subsequent to such date. Certain information contained in this Presentation may have been obtained from published sources prepared by other parties. Such information is believed to be reliable but has not been independently verified or audited. None of Sierra Crest, any of the other BC Partners entities, any of their associates or any of their respective directors, officers, employees, partners, members, agents, professional advisers, representatives or consultants (the “BC Partners Parties”) and none of HCAP, HCAP Advisors, LLC (“HCAP Advisors”), any of their associates or any of their respective directors, officers, employees, partners, members, agents, professional advisers, representatives or consultants (the “Harvest Parties”): (i) makes any representation, warranty or guarantee, express or implied, as to the fairness, accuracy, completeness, reliability, reasonableness or currency of the information contained in this Presentation; or (ii) undertakes to provide any additional information or updates, or to correct any information or statements (including, but not limited to, forward looking statements), in this Presentation which it becomes aware were incorrect or incomplete at the date of this Presentation, or which subsequently become incorrect or incomplete, due to any subsequent event or as a result of new information, future developments or otherwise. No representative of Sierra Crest, BC Partners, or HCAP or HCAP Advisors has authority to represent otherwise. To the maximum extent permitted by law, none of the BC Partners Parties or Harvest Parties will be responsible or liable whatsoever with respect to any use or reliance by any person upon any of the information contained in this Presentation (other than with respect to fraud on the part of such BC Partners Party or Harvest Party). For the purposes of this Presentation, references to “BC Partners” mean BC Partners LLP; provided that, where the context requires, such term shall also include reference to the parent company of the BC Partners group, BC Partners Holdings Ltd and that company’s subsidiaries. Any statement referring to management or investment activity conducted by BC Partners is a reference to the actions of the manager of each of BC Partners’ funds acting upon the advice of BC Partners and is not a reference to BC Partners LLP or to any other entity which provides advice to such managers and, in particular, in relation to any fund, is a reference to the actions of Sierra Crest, acting upon the advice of BC Partners. BC Partners LLP is authorized and regulated by the United Kingdom Financial Conduct Authority. Sierra Crest is registered as an investment adviser in the United States of America with the SEC. Investors and security holders should not construe the contents of this Presentation as legal, tax, accounting, investment or other advice. Each investor should make its own inquires and consult its advisors as to PTMN and HCAP and as to legal, tax, financial, and other relevant matters. 2Important Information Forward-Looking Statements This Presentation may contain forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of the transaction between Harvest Capital Credit Corporation (“HCAP”) and Portman Ridge Finance Corporation (“Portman Ridge” or “PTMN”). The use of words such as anticipates, believes, intends, plans, expects, projects, estimates, will, should, may and similar expressions to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction, (iii) the expected elimination of certain expenses and costs due to the transaction, (iv) the percentage of HCAP stockholders voting in favor of the transaction, (v) the possibility that competing offers or acquisition proposals for HCAP will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting the respective management’s attention from HCAP’s and PTMN’s ongoing business operations, (viii) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense and liability, (ix) the future operating results of our portfolio companies or the combined company, (x) regulatory factors, (xi) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which we invest, and (xii) other changes in the conditions of the industries in which we invest and other factors enumerated in our filings with the SEC. You should not place undue reliance on such forward-looking statements, which speak only as of the date of this Presentation. PTMN and HCAP undertake no obligation to update any forward-looking statements made herein, unless required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Presentation. You should read this communication and the documents referenced in this communication completely and with the understanding that actual future results may be materially different from expectations. PTMN and HCAP qualify all forward-looking statements by these cautionary statements. Additional Information and Where to Find It In connection with the proposed transaction, HCAP plans to file with the SEC and mail to HCAP’s stockholders a proxy statement/prospectus on Schedule 14A (the “Proxy Statement/Prospectus”), and PTMN plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”, which will include the Proxy Statement/Prospectus therein). The Proxy Statement/Prospectus and the Registration Statement will each contain important information about HCAP, PTMN, the proposed transaction and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. STOCKHOLDERS OF HCAP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HCAP, PTMN, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by HCAP, from HCAP’ website at http://www.harvestcapitalcredit.com and for document files by PTMN, from PTMN’s website at www.portmanridge.com. Participants in the Solicitation HCAP, its directors, certain of its executive officers and certain employees and officers of Harvest Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of HCAP is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2020. PTMN, its directors, certain of its executive officers and certain employees and officers of Sierra Crest Investment Management LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PTMN is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HCAP stockholders in connection with the proposed transaction will be contained in the Proxy Statement/Prospectus when such document becomes available. This document may be obtained free of charge from the sources indicated above. No Offer or Solicitation This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in PTMN, HCAP or in any fund or other investment vehicle. Other Important Information All information and statements are stated as of [December 23], 2020 unless, in each case, otherwise indicated. Under no circumstances should a recipient of this Presentation assume that such information has been compiled as of any time subsequent to such date. Certain information contained in this Presentation may have been obtained from published sources prepared by other parties. Such information is believed to be reliable but has not been independently verified or audited. None of Sierra Crest, any of the other BC Partners entities, any of their associates or any of their respective directors, officers, employees, partners, members, agents, professional advisers, representatives or consultants (the “BC Partners Parties”) and none of HCAP, HCAP Advisors, LLC (“HCAP Advisors”), any of their associates or any of their respective directors, officers, employees, partners, members, agents, professional advisers, representatives or consultants (the “Harvest Parties”): (i) makes any representation, warranty or guarantee, express or implied, as to the fairness, accuracy, completeness, reliability, reasonableness or currency of the information contained in this Presentation; or (ii) undertakes to provide any additional information or updates, or to correct any information or statements (including, but not limited to, forward looking statements), in this Presentation which it becomes aware were incorrect or incomplete at the date of this Presentation, or which subsequently become incorrect or incomplete, due to any subsequent event or as a result of new information, future developments or otherwise. No representative of Sierra Crest, BC Partners, or HCAP or HCAP Advisors has authority to represent otherwise. To the maximum extent permitted by law, none of the BC Partners Parties or Harvest Parties will be responsible or liable whatsoever with respect to any use or reliance by any person upon any of the information contained in this Presentation (other than with respect to fraud on the part of such BC Partners Party or Harvest Party). For the purposes of this Presentation, references to “BC Partners” mean BC Partners LLP; provided that, where the context requires, such term shall also include reference to the parent company of the BC Partners group, BC Partners Holdings Ltd and that company’s subsidiaries. Any statement referring to management or investment activity conducted by BC Partners is a reference to the actions of the manager of each of BC Partners’ funds acting upon the advice of BC Partners and is not a reference to BC Partners LLP or to any other entity which provides advice to such managers and, in particular, in relation to any fund, is a reference to the actions of Sierra Crest, acting upon the advice of BC Partners. BC Partners LLP is authorized and regulated by the United Kingdom Financial Conduct Authority. Sierra Crest is registered as an investment adviser in the United States of America with the SEC. Investors and security holders should not construe the contents of this Presentation as legal, tax, accounting, investment or other advice. Each investor should make its own inquires and consult its advisors as to PTMN and HCAP and as to legal, tax, financial, and other relevant matters. 2

Transaction Overview ▪ Harvest Capital Credit Corporation (NASDAQ: HCAP) and Portman Ridge Finance Corporation (Nasdaq: PTMN) (the “Company” or “PTMN”) announced today that they have entered into a definitive agreement under which HCAP will merge with and into PTMN, a business development company managed by Sierra Crest Investment Management LLC (“Sierra Crest”), an affiliate of BC Partners Advisors L.P. (“BC Partners”). ▪ Under the contemplated structure, the transaction will be done on a NAV-for-NAV basis. – Portman Ridge will deliver to HCAP stockholders aggregate consideration equal to HCAP’s net asset value at closing consisting of (i) newly issued PTMN shares valued at 100% of PTMN’s NAV per share and (ii) if the number of PTMN shares required to be issued would exceed 19.9% of PTMN’s pre- (1) transaction shares, cash in an amount of such excess (estimated to be $16.9mm of cash based on each company’s most recent NAV) . – Additionally, Sierra Crest has agreed to pay $2.15mm of cash directly to HCAP stockholders. – Based on PTMN’s closing stock price on December 22, 2020, HCAP stockholders are expected to receive aggregate consideration of $7.71 per share, which represents a 30% premium to HCAP’s closing stock price of $5.91 on December 22, 2020. – HCAP stockholders are expected to receive approximately 104% of HCAP’s net asset value per share based on the September 30, 2020 net asset values (1) per share of HCAP’s and PTMN’s stock and the aggregate cash consideration. ▪ PTMN and HCAP stockholders are expected to benefit from the added scale and resources of a large asset management firm: – Access to enhanced sourcing capabilities; – Ability to speak for larger deals; – Ability to leverage the industry expertise and other resources of a large firm; and – A larger, more liquid stock. ▪ As outlined in the appendix, BCP Credit has an experienced management team and track record, extensive sourcing platform, and differentiated middle-market lending strategy. ▪ BCP Credit intends to transition the combined asset base into a diversified portfolio of high-quality directly originated senior secured debt investments, with the goal of delivering strong and sustainable risk-adjusted returns to stockholders. – Post-closing, PTMN expects to target a long-term leverage range of 1.25x – 1.40x through repayment of investments originated by HCAP and the proactive sale of certain assets. ▪ The proposed merger is expected to close in Q2 2021, subject to approval by HCAP stockholders and other customary closing conditions. 3 1 For purposes of this analysis, September 30, 2020 NAVs for HCAP and PTMN (adjusted for PTMN’s recent merger with Garrison Capital Inc.) are being used, adjusted for estimated transaction expenses of $0.42 per share and $0.02 per share, respectively.Transaction Overview ▪ Harvest Capital Credit Corporation (NASDAQ: HCAP) and Portman Ridge Finance Corporation (Nasdaq: PTMN) (the “Company” or “PTMN”) announced today that they have entered into a definitive agreement under which HCAP will merge with and into PTMN, a business development company managed by Sierra Crest Investment Management LLC (“Sierra Crest”), an affiliate of BC Partners Advisors L.P. (“BC Partners”). ▪ Under the contemplated structure, the transaction will be done on a NAV-for-NAV basis. – Portman Ridge will deliver to HCAP stockholders aggregate consideration equal to HCAP’s net asset value at closing consisting of (i) newly issued PTMN shares valued at 100% of PTMN’s NAV per share and (ii) if the number of PTMN shares required to be issued would exceed 19.9% of PTMN’s pre- (1) transaction shares, cash in an amount of such excess (estimated to be $16.9mm of cash based on each company’s most recent NAV) . – Additionally, Sierra Crest has agreed to pay $2.15mm of cash directly to HCAP stockholders. – Based on PTMN’s closing stock price on December 22, 2020, HCAP stockholders are expected to receive aggregate consideration of $7.71 per share, which represents a 30% premium to HCAP’s closing stock price of $5.91 on December 22, 2020. – HCAP stockholders are expected to receive approximately 104% of HCAP’s net asset value per share based on the September 30, 2020 net asset values (1) per share of HCAP’s and PTMN’s stock and the aggregate cash consideration. ▪ PTMN and HCAP stockholders are expected to benefit from the added scale and resources of a large asset management firm: – Access to enhanced sourcing capabilities; – Ability to speak for larger deals; – Ability to leverage the industry expertise and other resources of a large firm; and – A larger, more liquid stock. ▪ As outlined in the appendix, BCP Credit has an experienced management team and track record, extensive sourcing platform, and differentiated middle-market lending strategy. ▪ BCP Credit intends to transition the combined asset base into a diversified portfolio of high-quality directly originated senior secured debt investments, with the goal of delivering strong and sustainable risk-adjusted returns to stockholders. – Post-closing, PTMN expects to target a long-term leverage range of 1.25x – 1.40x through repayment of investments originated by HCAP and the proactive sale of certain assets. ▪ The proposed merger is expected to close in Q2 2021, subject to approval by HCAP stockholders and other customary closing conditions. 3 1 For purposes of this analysis, September 30, 2020 NAVs for HCAP and PTMN (adjusted for PTMN’s recent merger with Garrison Capital Inc.) are being used, adjusted for estimated transaction expenses of $0.42 per share and $0.02 per share, respectively.

Key Transaction Highlights ▪ Sierra Crest will continue to be the investment manager of the combined company Management through its existing investment advisory agreement. Agreement ▪ HCAP stockholders will receive a direct cash payment from Sierra Crest. – The cash payment will be $2.15 million, or $0.36 per share, of HCAP common Payment to stock. Stockholders ▪ Including the estimated $16.9million of cash for NAV, HCAP stockholders will receive $3.20 per share in cash (assumed shareholders elect cash and stock in a pro rata manner). ▪ BCP Credit previously agreed to use all incentive fees actually paid through March 31, Ongoing Equity Investment by 2021 to purchase newly-issued PTMN common stock at NAV (subject to an aggregate Manager purchase cap of $10 million). ▪ PTMN has implemented a buyback program for up to $10 million of stock and has been Company active in the market subject to blackout periods and other restrictions. Buyback ▪ Company entered into a Rule 10b5-1 stock trading plan to facilitate the repurchase of Program shares 4Key Transaction Highlights ▪ Sierra Crest will continue to be the investment manager of the combined company Management through its existing investment advisory agreement. Agreement ▪ HCAP stockholders will receive a direct cash payment from Sierra Crest. – The cash payment will be $2.15 million, or $0.36 per share, of HCAP common Payment to stock. Stockholders ▪ Including the estimated $16.9million of cash for NAV, HCAP stockholders will receive $3.20 per share in cash (assumed shareholders elect cash and stock in a pro rata manner). ▪ BCP Credit previously agreed to use all incentive fees actually paid through March 31, Ongoing Equity Investment by 2021 to purchase newly-issued PTMN common stock at NAV (subject to an aggregate Manager purchase cap of $10 million). ▪ PTMN has implemented a buyback program for up to $10 million of stock and has been Company active in the market subject to blackout periods and other restrictions. Buyback ▪ Company entered into a Rule 10b5-1 stock trading plan to facilitate the repurchase of Program shares 4

PORTMAN RIDGE | HARVEST CAPITAL CREDIT

Compelling Transaction for PTMN & HCAP Stockholders

Economic Benefits

- The transaction is expected to be accretive to NII per share, as well as continuing to execute on PTMN's consolidation plan discussed at the outset of the KCAP externalization transaction.
  - The combined portfolio can withstand meaningful realized credit losses and still be earnings accretive.
- Increased scale from the pro forma market capitalization of PTMN has the potential to result in the stock trading at a higher price to book multiple.

Fully Integrated Platform with BC Partners

- The combined Company will be able to access the full range of resources of a leading asset management firm.
- Partnership with a large and growing credit business will enhance sourcing capabilities and provide the ability to access larger deals.
- Access to industry diligence and expertise from across the firm.
- Utilization of BC Partners' broader resources, including relationships and institutional knowledge from over 30 years of private market investing.

Focused Investment Strategy

- It is BC Partners' belief that a BDC focused exclusively on the middle market lending space will lead to better long-term performance, a more stable NAV and a higher trading multiple.
- Target small to medium capital structures which are insufficiently compelling for large funds.
- Core Plus strategy allows the ability to capitalize on opportunities in non-sponsored and niche specialty verticals alongside Core corporate lending.

Demonstrated M&A Ability

- BC Partners has shown the ability to negotiate and execute three M&A transactions within its first two years of taking over the management of Portman Ridge.

Scale Benefits

- Ability to speak for larger deals.
- Increased trading liquidity in the stock.
- Spreading of the public company costs across a larger AUM base.
- Increased capacity for higher yielding, non-eligible assets.
- Reduction of volatility impact of CLO equity.

5

Illustrative Transaction Analysis for HCAP Stockholders(1)

PORTMAN RIDGE | HARVEST CAPITAL CREDIT

Transaction Value

(in millions, except per share)	At PTMN Current Stock Price (2)	At 9/30/20 PTMN Pro Forma NAV
PTMN Stock Price per Share	$1.80	$2.76
Exchange Ratio (3)	2.503x	2.503x
HCAP Shares Acquired / Outstanding	6.0	6.0
Stock Consideration	**$26.9**	**$41.2**
Cash Consideration	16.9	16.9
Cash Payment by PTMN Manager	2.2	2.2
Total Consideration	**$45.9**	**$60.3**
Value per Share	$7.71	$10.11
Cash per Share	*$3.20*	*$3.20*
Total Consideration / Pro Forma NAV	**79%**	**104%**
Total Consideration / Current Stock Price (2)	**130%**	**171%**

Day 1 Premium with Potential for Significant Upside



$5.91
+30%
$1.80
$7.71
+31%
$2.41
$10.11
HCAP Current Stock Price Per Share
Premium to HCAP Stock Price
Transaction Value at PTMN Current Stock Price
Potential Upside if PTMN Trades to 9/30/20 Pro Forma NAV
Transaction Value at PTMN 9/30/20 Pro Forma NAV

1 For purposes of this analysis, September 30, 2020 NAVs for HCAP and PTMN (adjusted for PTMN's recent merger with Garrison Capital Inc.) are being used, adjusted for estimated transaction expenses of $0.42 per share and $0.02 per share, respectively.
2. As of December 22, 2020.
3. Exchange ratio (1) assuming stockholders elect cash and stock in a pro rata manner and (2) as applied to the deal as a whole and not the exchange ratio to be applied to any one individual stockholder.

6

About Portman Ridge ▪ Focus on direct origination of senior secured debt investments to the middle market ▪ Experienced, strategic management team centered on execution and delivering NII growth Portman Ridge (NASDAQ: PTMN)▪ Three strategic transactions closed since 2019 with portfolio repositioning continuing successfully ▪ Strong shareholder alignment with top priority being to generate shareholder value ▪ Externally managed by Sierra Crest Investment Management LLC, an affiliate of BC Partners Advisors L.P. (“BC Partners”) and its Credit Platform (“BCP Credit”) Affiliation with ▪ Part of BC Partners’ €24 bn platform in private equity, private credit and real estate strategies BC Partners and ― BCP Credit is a $4.2bn full credit cycle investment platform BCP Credit ▪ Exemptive relief allows for co-investments across the BC Partners platform ▪ $300 million of total assets and $126 million of net asset value ▪ 57% of debt securities portfolio in first lien investments; weighted average yield on debt investments at par value of 7.9% (excluding non-accrual and partial non-accrual investments) Investment Portfolio ▪ 65 debt portfolio companies and 102 separate securities (at 9/30/20) ▪ Merger with Garrison on October 28, 2020 increased total assets to $638 million and net asset value to $209 million, with substantially all of that increase being in the form of first lien investments. 7About Portman Ridge ▪ Focus on direct origination of senior secured debt investments to the middle market ▪ Experienced, strategic management team centered on execution and delivering NII growth Portman Ridge (NASDAQ: PTMN)▪ Three strategic transactions closed since 2019 with portfolio repositioning continuing successfully ▪ Strong shareholder alignment with top priority being to generate shareholder value ▪ Externally managed by Sierra Crest Investment Management LLC, an affiliate of BC Partners Advisors L.P. (“BC Partners”) and its Credit Platform (“BCP Credit”) Affiliation with ▪ Part of BC Partners’ €24 bn platform in private equity, private credit and real estate strategies BC Partners and ― BCP Credit is a $4.2bn full credit cycle investment platform BCP Credit ▪ Exemptive relief allows for co-investments across the BC Partners platform ▪ $300 million of total assets and $126 million of net asset value ▪ 57% of debt securities portfolio in first lien investments; weighted average yield on debt investments at par value of 7.9% (excluding non-accrual and partial non-accrual investments) Investment Portfolio ▪ 65 debt portfolio companies and 102 separate securities (at 9/30/20) ▪ Merger with Garrison on October 28, 2020 increased total assets to $638 million and net asset value to $209 million, with substantially all of that increase being in the form of first lien investments. 7

PORTMAN RIDGE

Achieving Scale

- **Portman Ridge has quickly achieved scale since taking over in April 2019, closing two strategic transactions since then**
- **Following each transaction, Portman Ridge promptly rotated portions of the acquired portfolios into higher quality assets with higher risk-adjusted spreads and deleveraged as necessary**

2006	April 2019	December 2019	October 2020
▪ Founded as Kohlberg Capital Corporation ("KCAP") ▪ IPO in December 2006	▪ **Acquired KCAP management contract** ▪ Name changed to **Portman Ridge Finance Corporation** ▪ Transition to external management through Sierra Crest, an affiliate of BC Partners ▪ BC Partners agreed to use up to $10m in incentive fees actually paid to purchase PTMN stock at NAV through March 31, 2021	▪ **Closed merger with OHA Investment Corp ("OHAI")** ▪ OHAI shareholders agreed to receive bulk of consideration in newly issued PTMN shares ▪ Monetized ~40% of the acquired book at close to FMV shortly after close ▪ Used proceeds to purchase privately originated loans and a basket of liquid loans at a significant discount, resulting in higher risk-adjusted yields	▪ **Closed merger with Garrison Capital ("GARS")** ▪ GARS shareholders agreed to receive bulk of consideration in newly issued PTMN shares ▪ Monetized considerable portion of acquired book slightly above FMV within first 10 days of close ▪ Quickly de-risked / deleveraged the overall portfolio during COVID-19 market environment
Pro Forma Total Assets at Close	**$293m**	**$310m**	**$638m**

8

AppendixAppendix

PORTMAN RIDGE

BC Partners Credit Platform

BC PARTNERS CREDIT: A FULL CREDIT CYCLE INVESTMENT PLATFORM

BC PARTNERS

2017	18	17	c. $4.2bn[1]
FOUNDED PLATFORM	INVESTMENT PROFESSIONALS	AVG. YEARS OF EXPERIENCE OF SENIOR INVESTMENT TEAM	IN AUM ACROSS CREDIT PLATFORM

Yield: $3.3bn in AUM

- Direct lending focused on less competitive segments of the U.S. middle-market
- Balanced portfolio of sponsor-backed and non-sponsor companies
- Proprietary sourcing channels
- High current income generation

Portman Ridge Finance Corporation (NASDAQ: PTMN) | BC Partners Lending Corporation | Mount Logan Capital (NEO: MLC) | Other (e.g. SMAs)

Opportunistic: $950m in AUM

- Mandate to invest where other capital is retrenching due to limited duration and regulatory restrictions
- Ability to invest across the capital structure
- Price opportunities with adequate compensation for risk and illiquidity
- Mix of current income and price appreciation

SOF I | SOF II (Currently Fundraising) | Other (e.g. SMAs)

1. Reflects commitments to commingled funds, IMAs, signed term sheets. Figures are subject to completion of certain agreements

10

BC Partners Differentiators While the increasing popularity of direct lending has gathered many headlines as of late, we believe the BC Partners Credit platform is differentiated on four key aspects Ability to serve as a strategic lender by sharing best practices Stand-alone credit platforms cannot offer the same from BC Partners’ private equity operations team and existing 1 resources to borrowers as fully integrated firms portfolio companies; 30 years of private market investing provides an edge in sourcing and diligence Many direct lending platforms have moved Focus on portfolio company 2 1 upmarket as the asset class has matured EBITDA between $10-50 million A majority of direct lending platforms focus BC Partners Lending platform has the capabilities to source and 3 on sponsor-backed lending opportunities diligence opportunities regardless of company ownership Direct lending platforms may pass on compelling Disciplined approach to fund size allows us to pursue opportunities that may be too small to “move the 4 the best risk-adjusted return opportunities needle” Views expressed are those of BCP Credit. 1 Anticipated portfolio construction provided for illustrative purposes only. 11BC Partners Differentiators While the increasing popularity of direct lending has gathered many headlines as of late, we believe the BC Partners Credit platform is differentiated on four key aspects Ability to serve as a strategic lender by sharing best practices Stand-alone credit platforms cannot offer the same from BC Partners’ private equity operations team and existing 1 resources to borrowers as fully integrated firms portfolio companies; 30 years of private market investing provides an edge in sourcing and diligence Many direct lending platforms have moved Focus on portfolio company 2 1 upmarket as the asset class has matured EBITDA between $10-50 million A majority of direct lending platforms focus BC Partners Lending platform has the capabilities to source and 3 on sponsor-backed lending opportunities diligence opportunities regardless of company ownership Direct lending platforms may pass on compelling Disciplined approach to fund size allows us to pursue opportunities that may be too small to “move the 4 the best risk-adjusted return opportunities needle” Views expressed are those of BCP Credit. 1 Anticipated portfolio construction provided for illustrative purposes only. 11

PORTMAN RIDGE

BC Partners Lending Advantages

BC PLATFORM

- Access to deal flow and sourcing through fully integrated model
- BCP Operations team supports our ability to add value to portfolio companies
- Utilization of BC Partners' broader resources, including relationships and institutional knowledge from over 30 years of private market investing
- Highly experienced administrator, custodian and auditor relationships and robust policies concerning third-party valuation

EXPERIENCED INVESTMENT TEAM

- Ted Goldthorpe served as President of Apollo Investment Corporation (one of the largest publicly traded U.S. BDCs) and CIO of the sub-advisor to CION Investment Corporation (one of the largest private BDCs)[1]
  - Senior team members with strong track record managing assets throughout multiple credit cycles at best-in-class institutions including Goldman Sachs, Apollo and TPG
    - Portfolio monitoring processes developed over 15+ years working with middle-market companies to include serving on corporate boards



FLEXIBLE, DIFFERENTIATED STRATEGY

- Target smaller capital structures which are insufficiently compelling for large funds
- Core Plus strategy able to capitalize on opportunities in non-sponsored and niche specialty verticals alongside Core corporate lending
- Optimize exposures as the opportunity set changes
- Shareholder friendly fee and governance structure

HIGH QUALITY UNDERWRITING

- Strong focus on balancing yield while mitigating the risk of principal impairment through financial and structural protection
- Experience with and ability to complete innovative and complex transactions
- Applies the same private equity style investment process employed for over 30 years at BC Partners

DIVERSIFIED SOURCES OF DEAL FLOW

- Proactive sourcing model not reliant on one individual source or type of source
- Seek off-the-radar situations for bespoke solutions
- Develop proprietary, unbiased viewpoints on credit performance
- Origination and syndication capabilities allow for consideration of a wider range of transactions
- Exclusive unitranche partnership with a top lender to sponsor-backed middle-market companies

1 For more information on Mr. Goldthorpe's role in respect of AINV and CION, please refer to the Important Information at the end of this presentation.

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PORTMAN RIDGE

Integration with BC Partners Platform

Full integration with the BC Partners platform provides an edge at every stage of the investment process

Stage	BENEFITS OF BC PARTNERS PLATFORM
DEAL SOURCING & SCREENING	■ Operating advisor and external network Industry and company insight from Private Equity deals reviewed
CREDIT REVIEW	■ Sector expertise from Investment Professionals, including Operations Team ■ Rigorous PE-style diligence and underwriting
INVESTMENT APPROVAL	■ Investment Committee includes Chairman of PE and firm COO
MONITORING & VALUE- ADD	■ Access to senior Operational experts ■ Ability to provide borrowers with value-add initiatives including M&A assistance and BCP cost synergy programs

RESOURCES INCLUDE

- **150+ EMPLOYEES**
  - 60+ PE investment professionals including 7-member Operations Team
  - 12 Investor Relations professionals
  - 41 Support professionals
- **10 OPERATING ADVISORS**
- **$23 BILLION IN PE AUM**
  across commingled funds and co-investment commitments
- **$37 BILLION**
  in annual revenue across current PE portfolio
- **BROAD SECTOR EXPOSURE**
- **PE DEAL FLOW**
  - **200+** opportunities sourced
  - **3-4** investments completed per annum

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PORTMAN RIDGE

BCP Approach to Credit Investing

BCP Credit has been formed to take advantage of attractive risk-adjusted return opportunities and dislocations in the U.S. and European credit markets

- Target opportunities across the credit spectrum where other capital is retrenching due to limited duration and regulatory restrictions
- Apply a consistent investment philosophy and underwriting process across different strategies through the credit cycle

Be flexible and opportunistic	▪ Flexibility and patience of capital drives attractive risk-adjusted returns across the credit cycle ▪ Ability to invest across the liquidity spectrum ▪ Seek to generate alpha through market dislocations, structural documentation, relationship advantages and regional expertise
Focus on capital preservation	▪ Maximize margin of safety through both financial and structural protection ▪ Preference for secured debt ▪ Appropriate pricing of opportunities based on assessment of relative risk and illiquidity
Utilize private equity style investment process	▪ Long-term focused investment philosophy ▪ Apply the same private equity style investment process employed for over 30 years at BC Partners ▪ Utilize standardized investment diligence to reinforce discipline in investment analysis and support repeatable investment processes
Leverage deep niche & industry expertise	▪ Private equity platform sector expertise and knowledge base across consumer & retail, business & financial services, healthcare, industrials, and TMT ▪ Established credit team background across broad product and sector range including liquid and illiquid credit, aircraft finance and renewables ▪ Experience with and ability to complete innovative and complex niche transactions

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PORTMAN RIDGE

Financial Highlights

($ in '000s)	Q3 2019*	Q4 2019	Q1 2020	Q2 2020	Q3 2020*
Total investment income	**$7,076**	**$6,705**	**$7,754**	**$7,314**	**$7,787**
Management fees	1,026	1,077	1,012	1,008	1,044
Performance-based incentive fees	--	--	102	455	572
Interest and amortization of debt issuance costs	2,281	2,197	2,350	2,395	2,240
Operating expenses	1,527	1,284	1,627	1,311	1,235
Total expenses	4,834	4,559	5,090	5,169	5,090
Management and performance-based incentive fees waived	--	--	(102)	(455)	--
Net expenses	4,834	4,559	4,988	4,714	5,090
Net investment income	**2,242**	**2,147**	**2,766**	**2,600**	**2,696**
Net realized gain/(loss) on investments	(1,176)	1,177	(1,048)	(882)	(1,890)
Net change in unrealized (loss)/gain on investments	(5,317)	1,269	(30,925)	1,565	7,512
Realized loss on debt extinguishment	-	(1,055)	-	-	-
Net (decrease)/increase in net assets resulting from operations	**$(6,493)**	**$3,517**	**$(29,059)**	**$3,283**	**$8,319**

Per Share					
Net Investment Income	$0.06	$0.06	$0.06	$0.06	$0.06
Net Realized and Unrealized Gain / (Loss)	($0.17)	$0.06	($0.71)	$0.02	$0.13
Net Earnings	($0.11)	$0.09	($0.65)	$0.07	$0.19
Distributions declared	$0.06	$0.06	$0.06	$0.06	$0.06
Net Asset Value	$3.55	$3.40	$2.69	$2.71	$2.85

*Year over year comparisons with Q3 2019 may not be directly comparable. The OHAI merger was completed on December 18, 2019.

1. Net of incentive fee waivers of $102 thousand and $459 thousand in Q1 and Q2 2020, respectively.

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PORTMAN RIDGE

Net Asset Value Rollforward

($ in '000s)	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
NAV, Beginning of Period	$139,178	$132,723	$152,199	$120,370	$120,714
Realized Gains (Losses) from Investments	(1,176)	(1,326)[1]	(1,048)	(882)	(1,890)
Unrealized Gains (Losses)	(5,317)	(2,649)[1]	(30,924)	1,565	7,512
Net Investment Income	2,242	2,147	2,766	2, 600	2,697
Net Decrease in Assets Resulting from Distributions	(2,242)	(2,242)	(2,653)	(2,656)	(2,631)
Realized Gains (Losses) from Extinguishment of Debt	--	(1,076)	154	0	--
Impact of OHAI Transaction	--	25,824[2]	--	--	--
Share Repurchase	--	--	(123)	(284)	(456)
OHAI Transaction Expenses	--	(1,238)	--	--	--
Other Equity Changes	38	36	--	--	--
NAV, End of Period	**$132,723**	**$152,199**	**$120,370**	**$120,714**	**$125,946**

Leverage and Asset Coverage					
Debt / Equity	0.9x	1.0x	1.0x	1.3x	1.4x
Asset Coverage	204%	195%	188%	167%	172%

1. Excluding gains from OHAI merger
2. Including gains from OHAI merger

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PORTMAN RIDGE

Portfolio Composition (1)

Investment Portfolio ($ in '000s)	Q4 2019	Q1 2020	Q2 2020	Q3 2020
First Lien Debt	$87,522	$105,379	$117,265	$114,022
Second Lien Debt	95,188	83,926	78,366	79,851
First Lien Last Out	500	8,050	7,619	7,583
Equity Securities	9,864	8,046	9,538	9,703
CLO Fund Securities	31,968	19,671	16,892	18,792
Joint Ventures	45,088	41,475	43,926	46,832
Other	3,559	3,313	5,050	2,077
Ending Balance	**$273,690**	**$269,859**	**$278,655**	**$278,860**

Investment Portfolio (% of total)				
First Lien Debt	32.0%	39.0%	42.1%	40.9%
Second Lien Debt	34.8%	31.1%	28.1%	28.6%
First Lien Last Out	0.2%	3.0%	2.7%	2.7%
Equity Securities	3.6%	3.0%	3.4%	3.5%
CLO Fund Securities	11.7%	7.3%	6.1%	6.7%
Joint Ventures	16.5%	15.4%	15.8%	16.8%
Other	1.3%	1.2%	1.8%	0.7%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**

1. At Fair Value. Does not include activity in short-term investments.

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PORTMAN RIDGE

Portfolio Trends[1]

($ in '000s)	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Portfolio Sourcing (at Fair Value):				
Sierra Crest Investment Management	104,223	133,315	149,246	148,289
Legacy KCAP	133,686	106,241	100,653	104,023
Legacy OHAI	35,781	30,303	28,757	26,547
Portfolio Summary:				
Total portfolio, at fair value	**$273,690**	**$269,859**	**$278,655**	**$278,860**
Total number of debt portfolio companies	60	65	68	65
Total number of investments[2]	88	102	108	102
Average size of debt portfolio company investment, at fair value	$3,133	$3,088	$3,072	$3,147
Average size of investment, at fair value	$2,234	$2,046	$2,017	$2,091
Portfolio Yields and Spreads:				
Weighted average yield on debt investments at par value[3]	9.0%	8.2%	7.7%	7.9%
Average Spread to LIBOR	700 bps	685 bps	681 bps	715 bps
Portfolio Activity:				
Beginning Balance	$264,211	$273,690	$269,859	$278,655
Purchases / Draws	73,612	44,959	37,920	5,852
Exits / Repayments / Amortization	(60,155)	(16,818)	(29,807)	(11,133)
Gains / (Losses)	(3,977)	(31,973)	683	5,485
Ending Balance	**$273,690**	**$269,859**	**$278,655**	**$278,860**

1. For comparability purposes, portfolio trends metrics exclude short-term investments
2. CLO holdings and Joint Ventures are excluded from investment count.
3. Excluding non-accrual and partial non-accrual investments and excluding CLO holdings and Joint Ventures.

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PORTMAN RIDGE

Credit Quality

As shown below, the percentage of non-accrual assets (both on a cost and fair value basis) as a percentage of total has been decreasing on a quarter over quarter basis

($ in '000s)	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Investments on Non-Accrual Status				
Number of Non-Accrual Investments	7	9	9	8
Non-Accrual Investments at Cost	$22,691	$24,674	$21,458	$11.764
Non-Accrual Investments as a % of Total Cost	6.8%	6.9%	5.9%	3.2%
Non-Accrual Investments at Fair Value	$15,880	$13,816	$10,325	$3,788
Non-Accrual Investments as a % of Total Fair Value	5.7%	4.8%	3.7%	1.3%

Investments on Non-Accrual Status as of September 30, 2020 ($ in '000s)	Industry	Cost	Fair Value
Advanced Lighting Second Lien Notes	Consumer Goods: Durable	$951	$3
Digitran First Lien Term Loan	High Tech Industries	1,044	489
GI Advo Opco	Healthcare	165	--
GK Holdings	Services: Business	1,494	820
Grupo HIMA Second Lien Term Loan	Healthcare	7,146	1,927
Ravn Air Group	Aerospace & Defense	272	248
Tank Partners Equipment Holdings	Energy: Oil & Gas	620	302
TRSO II	Energy: Oil & Gas	71	--
Total		**$11,764**	**$3,788**

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Corporate Leverage & Liquidity Cash and Short-term Investments ▪ Unrestricted cash and short-term investments totaled $10.9 million at September 30, 2020 ▪ Restricted cash of $4.9 million at September 30, 2020 represents cash held in our revolving credit facility Debt Summary ▪ Balanced mix between unsecured and secured borrowings with no near-term maturities Total Committed Principal Amount Maturity ($ millions) Amount Outstanding Date Corporate Unsecured Revolving Facility $115 $94.3 12/18/23 6.125% Secured Notes (publicly traded: KCAPL) n/a $76.7 9/30/22 Total Debt $171.0 20Corporate Leverage & Liquidity Cash and Short-term Investments ▪ Unrestricted cash and short-term investments totaled $10.9 million at September 30, 2020 ▪ Restricted cash of $4.9 million at September 30, 2020 represents cash held in our revolving credit facility Debt Summary ▪ Balanced mix between unsecured and secured borrowings with no near-term maturities Total Committed Principal Amount Maturity ($ millions) Amount Outstanding Date Corporate Unsecured Revolving Facility $115 $94.3 12/18/23 6.125% Secured Notes (publicly traded: KCAPL) n/a $76.7 9/30/22 Total Debt $171.0 20

PORTMAN RIDGE

Corporate Information

Board of Directors

Ted Goldthorpe
Chairman of the Board

Graeme Dell
Director

Robert Warshauer
Independent Director

Alex Duka
Independent Director

George Grunebaum
Independent Director

Christopher Lacovara
Independent Director

Dean Kehler
Independent Director

Matthew Westwood
Independent Director

Joseph Morea
Independent Director

Senior Management

Ted Goldthorpe
Chief Executive Officer

Edward "Ted" Gilpin
Chief Financial Officer

Patrick Schafer
Chief Investment Officer

Andrew Devine
Chief Compliance Officer

Investor Relations

Jeehae Linford
The Equity Group, Inc.
(212) 836-9615
jlinford@equityny.com

Transfer Agent

American Stock Transfer & Trust Company, LLC

Independent Audit Firm

KPMG LLP

Research Coverage

Ryan Lynch
Keefe Bruyette & Woods

Chris Nolan
Ladenburg Thalmann

Security Listings

Common Stock
Nasdaq: PTMN

6.125% Notes due 2022
Nasdaq: KCAPL

Corporate Headquarters

650 Madison Avenue - 23rd Floor
New York, NY 10022 USA

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